UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934




For the month of November, 2002


                  International Thunderbird Gaming Corporation


            16885 West Bernardo Dr., Suite 100, San Diego, CA 92127
                     (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [ ]                          Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]               Yes  [ ]               No [ ]


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-2244.]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    International Thunderbird Gaming Corporation
                                    --------------------------------------------
                                                      (Registrant)



                                     /s/ Jack R. Mitchell
Date:  December 4, 2002             --------------------------------------------
                                    Jack R. Mitchell, President & CEO

                               [GRAPHIC OMITTED]


                                [GRAPHIC OMITTED]
                            INTERNATIONAL THUNDERBIRD
                               GAMING CORPORATION


FOR IMMEDIATE RELEASE                                          November 25, 2002
Contact:   Albert Atallah
           Phone: (858) 451-3637
           e-mail: info@thunderbirdgaming.com
                   --------------------------

            MESSAGE TO OUR SHAREHOLDERS ON 2002 THIRD QUARTER RESULTS


International Thunderbird Gaming Corporation (TSX - INB) announces its financial results for the third quarter ended September 30, 2002. All figures are in US dollars.

Third Quarter results: For the three months ended September 30, 2002, gaming revenues were $4,252,000 compared to 2001 revenues of $4,424,000. The Company's 50% stake in Panama's revenues was $3,345,000 in 2002 compared to $3,448,000 for the same period in 2001. The Company's interest in Guatemala revenues was $409,000 in 2002 compared to $465,000 for the third quarter in 2001. Nicaragua's revenues improved from $489,000 in 2001 to $498,000 in 2002. The Company has a 30% equity interest in Venezuela, which is not consolidated for financial statement reporting purposes. The Venezuela operations achieved revenues of $847,000 in 2002 compared with $941,000 for the quarter in 2001. The Company's equity interest in Venezuela was 36% in 2001. The Company also has equity interests in its skill machine locations in Mexico, which are also not consolidated for financial statement reporting purposes. The combined Mexico operations achieved revenues of $nil in 2002 compared to $1,249,000 in the third quarter of 2001.

Thunderbird recorded a loss for the quarter of $74,000 or $nil per share compared with a gain of $94,000 or $nil per share in the third quarter of 2001. The 2002 financial statements for the third quarter were positively affected by non-recurring events in the net amount of $162,000. The net impact of the settlement with a California tribe, from whom the Company secured a note for $750,000, was $488,000. The Company also reserved $326,000 against the fiestacasinos.com receivable due to the fact that the Company has not received a payment on the note since March 2002. The Company's equity interest in Venezuela and Mexico collectively accounted for a loss of $187,000 for the quarter, compared to a loss of $111,000 in 2001. The Venezuela operation, which contributed a loss of $138,000 to the 2002 third quarter, continues to suffer in the midst of the country's economic and political instability.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the three-month period ended September 30 of $792,000 compared to $1,153,000 for the same period in 2001.

Year to Date results: For the nine months ended September 30, 2002, gaming revenues reached $13,213,000, an increase of 8.7% compared to 2001 revenues of $12,160,000. The Company's 50% stake in Panama's revenues improved from $9,938,000 in 2001 to $10,545,000 for the same period in 2002. The Company's interest in Guatemala revenues was $1,158,000 in 2002 compared to $1,246,000 for the nine months in 2001. Nicaragua's revenues improved from $887,000 in 2001, encompassing the first seven months of operations, to $1,499,000, representing nine full months of operations in 2002. The Company has a 30% equity interest in Venezuela, which is not consolidated for financial statement reporting purposes. The Venezuela operations achieved revenue of $4,171,000 in 2002 on 9 full months of operations. The year-to-date revenues for 2001 were $941,000 and reflect the first 45 days of operation, which opened August 16, 2001. The Company's equity interest in Venezuela was 36% in 2001. The Company also has equity interests in its skill machine locations in Mexico, which are also not consolidated for financial statement reporting purposes. The combined Mexico operations achieved revenues of $2,444,000 for the nine months of 2001 compared to $57,000 in 2002, which reflects just 10 days of operations in the Reynosa location.

Thunderbird recorded a loss for the nine months of $145,000 or $0.01 per share compared with a loss of $1,409,000 or $0.06 per share in the first nine months of 2001. The Company's equity interest in Venezuela and Mexico collectively accounted for a loss of $334,000 for the nine months compared to a loss of $624,000 in 2001. The Venezuela operation, which contributed a loss of $176,000 to the 2002 results, continues to suffer in the midst of the country's economic and political instability.

Year to date the Company has achieved EBITDA of $2,585,000 compared to $1,566,000 for the same period in 2001.

Operations: The Company previously reported that its 2001 year end financial statements and its 2002 1st and 2nd quarter financial statements were prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and liabilities in the normal course of business, and that the application of the going concern concept is dependent on the Company's ability to generate future profitable operations.

The Company's overall operations have shown strong revenues during the initial 55 days of the 4th quarter.

In Panama, the expansion at the El Panama Hotel Casino was completed on November 16, 2002. The El Panama Casino added 100 video gaming and slot machines increasing the total gaming machines to 320 and added 35 table positions increasing the total table positions to 175.

In Guatemala, the company is awaiting the results of the arbitration proceeding.

The Fiesta Casino in Venezuela has successfully re-financed its high interest rate loan with Del Sur Bank (approximate principal debt of $2.2 million dollars), and as a result significantly reduced its monthly interest expense. The previous interest rate was a variable rate of between 50% and 60% and the current interest rate is now fixed at 18%.

The Company continues to pursue two parallel paths in Mexico: (1) Discussion with the Mexico Government on settling the NAFTA claim with hopes of re-opening the Mexico Skill Game operations; and (2) aggressively litigating the NAFTA claim.

The Company continues to pursue certain receivables including an action filed against the Spotlight 29 Casino. The lawsuit is scheduled to go to trial in April of 2003. The Company was successful in October 2002 in entering into "work-outs" with its two major creditors, MRG Entertainment and Prime Receivables. The effect of the workouts, which will be reflected in the 2002 audited year end financials, would have reduced the Company's working capital deficiency as of September 30, 2002, from $6,319,000 to $3,756,000.

Newly appointed auditor: The Company is pleased to announce that Davidson & Company Chartered Accountants will perform the audit of the Company's consolidated financials for 2002 following KPMG's resignation, made effective November 15, 2002. Davidson & Company will rely on KPMG-Panama for the "in-country" audit for the Panama operations and Deloitte &Touche for the "in-country" audits of the Nicaragua and Guatemala operations. The Company thanks KPMG-Vancouver for its thorough audit services during the past several years and is confident that Davidson & Company will deliver a quality independent audit.

Trading and Listing: The Company's listing application to the TSX Venture Exchange was denied. The TSX Venture advised that the Company does not currently meet its minimum listing requirements. The Company is applying for listing on the OTCBB and intends to qualify with a new exchange, the "BBXchange" once the OTCBB is phased out. The Company is seeking market makers with the goal of resuming trading on the OTCBB and expects the qualifying process to take between 6 weeks and 3 months.


International  Thunderbird  Gaming  Corporation  is  an  owner  and  manager  of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.
                                        --------------------------

On behalf of the Board of Directors,

/s/

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

                                     Page 3
--------------------------------------------------------------------------------
     16885 West Bernardo Drive, Suite 100, San Diego, California, USA 92127
                    Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com           website: www.thunderbirdgaming.com

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

     A. Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended September 30, 2002.

The selected financial data should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto.

--------------------------------------------------------------------------------

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

-----------------------------------------------------------------------------------------
                                           9 months ended Sept 30   3 months ended Sept 30

                                              2002         2001        2002        2001
-----------------------------------------------------------------------------------------
Revenue                                     $ 13,213    $ 12,160    $  4,252    $  4,424
Net earnings (loss)                             (145)     (1,409)        (74)         94
Earnings (loss) per share basic and fully
Diluted                                        (0.01)      (0.06)       --          --
----------------------------------------------------------------------------------------


---------------------------------------------------------- ------------------
As at:                                    September 30,      December 31,
                                               2002              2001
---------------------------------------------------------- ------------------
End of period working capital deficiency:         $ 6,319            $ 3,081
Total assets:                                      13,095             13,799
Long term debt (1):                                 1,372              4,296
Total liabilities:                                 12,235             12,766
Share capital (2):                                 21,094             21,089
Foreign exchange adjustment:                        (444)              (411)
Deficit:                                         (19,790)           (19,645)
---------------------------------------------------------- ------------------

(1)  Excludes the current portion of the long-term debt.
(2) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

     B. Comparison of Results of Operations:

For the three months ended September 30, 2002, gaming revenues were $4,252,000 compared to 2001 revenues of $4,424,000. The Company's 50% stake in Panama's revenues was $3,345,000 in 2002 compared to $3,448,000 for the same period in 2001. The Company's interest in Guatemala revenues was $409,000 in 2002 compared to $465,000 for the third quarter in 2001. Nicaragua's revenues improved from $489,000 in 2001 to $498,000 in 2002. The Company has a 30% equity interest in Venezuela, which is not consolidated for financial statement reporting purposes. The Venezuela operations achieved revenues of $847,000 in 2002 compared with $941,000 for the quarter in 2001. The Company's equity interest in Venezuela was 36% in 2001. The Company also has equity interests in its skill machine locations in Mexico, which are also not consolidated for financial statement reporting purposes. The combined Mexico operations achieved revenues of $nil in 2002 compared to $1,249,000 in the third quarter of 2001.

Thunderbird recorded a loss for the quarter of $74,000 or $nil per share compared with a gain of $94,000 or $nil per share in the third quarter of 2001. The 2002 financial statements for the third quarter were positively affected by non-recurring events in the net amount of $162,000. The net impact of the settlement with a California tribe, from whom the Company secured a note for $750,000, was $488,000. The Company also reserved $326,000 against the fiestacasinos.com receivable due to the fact that the Company has not received a payment on the note since March 2002. The Company's equity interest in Venezuela and Mexico collectively accounted for a loss of $187,000 for the quarter, compared to a loss of $111,000 in 2001. The Venezuela operation, which contributed a loss of $138,000 to the 2002 third quarter, continues to suffer in the midst of the country's economic and political instability.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the three-month period ended September 30 of $792,000 compared to $1,153,000 for the same period in 2001.

For the nine months ended September 30, 2002, gaming revenues reached $13,213,000, an increase of 8.7% compared to 2001 revenues of $12,160,000. The Company's 50% stake in Panama's revenues improved from $9,938,000 in 2001 to $10,545,000 for the same period in 2002. The Company's interest in Guatemala revenues was $1,158,000 in 2002 compared to $1,246,000 for the nine months in 2001. Nicaragua's revenues improved from $887,000 in 2001, encompassing the first seven months of operations, to $1,499,000, representing nine full months of operations in 2002. The Company has a 30% equity interest in Venezuela, which is not consolidated for financial statement reporting purposes. The Venezuela operations achieved revenue of $4,171,000 in 2002 on 9 full months of operations. The year-to-date revenues for 2001 were $941,000 and reflect the first 45 days of operation, which opened August 16, 2001. The Company's equity interest in Venezuela was 36% in 2001. The Company also has equity interests in its skill machine locations in Mexico, which are also not consolidated for financial statement reporting purposes. The combined Mexico operations achieved revenues of $2,444,000 for the nine months of 2001 compared to $57,000 in 2002, which reflects just 10 days of operations in the Reynosa location.

Thunderbird recorded a loss for the nine months of $145,000 or $0.01 per share compared with a loss of $1,409,000 or $0.06 per share in the first nine months of 2001. The Company's equity interest in Venezuela and Mexico collectively accounted for a loss of $334,000 for the nine months compared to a loss of $624,000 in 2001. The Venezuela operation, which contributed a loss of $176,000 to the 2002 results, continues to suffer in the midst of the country's economic and political instability.

Year to date the Company has achieved EBITDA of $2,585,000 compared to $1,566,000 for the same period in 2001.

     C. Effect of Recent Developments on Operations

Default in Certain Obligations: The Company was successful in October 2002 in entering into "work-outs" with its two major creditors, MRG Entertainment and Prime Receivables. The effect of the workouts, which will be reflected in the 2002 audited year end financials, would have reduced the Company's working capital deficiency as of September 30, 2002, from $6,319,000 to $3,756,000. However, the current financials herein reflect the impact the previous default had on the company's consolidated balance sheet.

Guatemala Arbitration: In Guatemala, the Company has relied on outside counsel concerning the decision of the arbitrator's ruling stemming from the claim that ILAC owes the Company approximately $620,000. However, such decisions have been met with numerous delays. In addition, the proceeding includes a claim that Thunderbird's contract should be extended past the 5-year contract date (October
1997) because operations did not commence until February 1998. The Company remains confident that the arbitrator will render a fair award. The Company believes the results of the arbitration will have an effect on the renewal of the contract.

Recovery of Various Receivables. The Company previously reported that it had entered into a $750,000 settlement with a California tribe. That tribe began making payments of approximately $25,000 per month for 36 months. The Company continues to pursue a lump sum payment from the tribe in lieu of the monthly payments. The Company is also pursing several other receivables stemming from discontinued operations, the most significant of which is the NAFTA claim against the Mexico government. The Company filed the "NAFTA Claim" on August 15, 2002. Although the Company is committed to pursuing the claim, the Company is also amenable to settling its case if the Mexico government allows the operations to re-open. The Mexican government has made no overtures to settle the matter. The Company has also filed an action against the Spotlight 29 Casino in pursuit of that receivable. The lawsuit is scheduled to go to trial in April of 2003.

     D. Capital Resources and Liquidity.


Cash provided by operations decreased $412,000 for the nine months ended September 30, 2002 from $1,111,000 for the nine months ended September 30, 2001. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos, Guatemalan revenue sharing arrangements, and Nicaragua. Cash and cash equivalents decreased from $1,494,000 at December 31, 2001 to $780,000 at September 30, 2002. The Company's working capital deficiency increased to $6,319,000 at September 30, 2002 compared to $3,081,000 at December 31, 2001. The Company was still in default with Prime, and consequently in "cross default" with MRG Entertainment, as of September 30, 2002. However, the Company was successful in October 2002 in entering into "work-outs" with MRG Entertainment and Prime Receivables. The effect of the workouts, which will be reflected in the 2002 audited year end financials, would have reduced the Company's working capital deficiency as of September 30, 2002, from $6,319,000 to $3,756,000.

The Company raised $5,000 during the nine months ended September 30, 2002 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future. In Panama, the expansion at the El Panama Hotel Casino was completed on November 16, 2002. The El Panama Casino added 100 video gaming and slot machines increasing the total gaming machines to 320 and added 35 table positions increasing the total table positions to 175. The impact of the expansion on cash flow is reflected in net income (development expenses), expenditures on capital assets and new loans for the third quarter.

As of September 30, 2002, the Company had outstanding director and employee share options exercisable for up to 4,125,114 common shares at prices ranging from CDN$0.09 to CDN$1.75 per share. If all share options are exercised, to which no assurance can be given, 4,125,114 common shares would be issued generating proceeds of CDN$1,922,049.


INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in thousands of United States Dollars)


--------------------------------------------------- ----------------------- ---------------------
                                                        September 30, 2002     December 31, 2001
--------------------------------------------------- ----------------------- ---------------------
Assets

Current assets:
     Cash and cash equivalents                                 $       780            $    1,494
     Accounts receivable                                             1,617                 2,285
     Inventories                                                       406                   212
     Prepaid expenses                                                  464                   183
     Current portion of amounts receivable                             239                     9
                                                    ----------------------- ---------------------
                                                                     3,506                 4,183

Restricted cash                                                        521                   660
Amounts receivable                                                   1,702                 1,588
Investment in and advances to equity investees                         539                   856
Capital assets                                                       5,276                 5,003
Other assets                                                         1,551                 1,509
                                                    ----------------------- ---------------------

                                                              $     13,095           $    13,799
--------------------------------------------------- ----------------------- ---------------------

Liabilities and Shareholders' Equity

Current liabilities
     Accounts payable and accrued liabilities                 $      4,092            $    4,362
     Income taxes payable                                              926                 1,073
     Current portion of capital lease obligations                       33                    90
     Current portion of loans payable                                4,774                 1,739
                                                    ----------------------- ---------------------
                                                                     9,825                 7,264

Capital lease obligations                                                1                    22
Loans payable                                                        1,371                 4,274
Future income taxes                                                    671                   796
Deferred gains and other liabilities                                   367                   203
Non-controlling interest                                                 -                   207
                                                    ----------------------- ---------------------
                                                                    12,235                12,766

Shareholders' equity:
     Share capital                                                  21,094                21,089
     Deficit                                                      (19,970)              (19,645)
     Foreign exchange adjustment                                     (444)                 (411)
                                                    ----------------------- ---------------------
                                                                       860                 1,033
                                                    ----------------------- ---------------------
                                                              $     13,095           $    13,799
--------------------------------------------------- ----------------------- ---------------------

See accompanying notes to unaudited interim consolidated financial statements.
Approved on behalf of the Board:

_______________________    Director         ______________________  Director




INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars)

-------------------------------------------------- ---------------------------- -----------------------------
                                                     9 months ended Sept 30        3 months ended Sept 30
                                                       2002           2001          2002           2001
-------------------------------------------------- -------------- ------------- -------------- --------------
Revenues:                                               $ 13,213      $ 12,160        $ 4,252        $ 4,424
     Gaming operations

Costs and expenses:
     Gaming operations                                     5,217         5,147          1,775          1,704
     General and administrative                            5,239         5,234          1,660          1,659
     Amortization                                          1,238           994            445            359
     Financing costs                                         773           762            244            270
     Equity loss in equity investees                         334           624            187            111
     Recovery of amounts
     receivable                previously                  (488)             -          (488)              -
     written down
     Write down of amounts receivable                        326             -            326              -
     Gain on disposal of investment                            -         (411)              -          (203)
                                                   -------------- ------------- -------------- --------------
                                                          12,639        12,350          4,149          3,900
-------------------------------------------------- -------------- ------------- -------------- --------------

Earnings (loss) before income taxes                          574         (190)            103            524

Income taxes:
     Current                                                 611           918            138            359
     Future                                                  130           151             28             61
                                                   -------------- ------------- -------------- --------------
                                                             741         1,069            166            420
-------------------------------------------------- -------------- ------------- -------------- --------------

Income (loss) from continuing operations                   (167)       (1,259)           (63)            104

Income (loss) from discontinued operations                    22         (150)           (11)           (10)
-------------------------------------------------- -------------- ------------- -------------- --------------

Net income (loss)                                          (145)       (1,409)           (74)             94

Deficit, beginning of period                            (19,645)      (16,565)       (19,716)       (18,068)
-------------------------------------------------- -------------- ------------- -------------- --------------

Deficit, end of period                                $ (19,790)    $ (17,974)      $(19,790)     $ (17,974)
================================================== ============== ============= ============== ==============

Basic and fully diluted earnings (loss) per
common share
Continuing operations                                  $  (0.01)      $ (0.06)      $       -     $        -
Discontinued operations                                        -             -              -              -
-------------------------------------------------- -------------- ------------- -------------- --------------
Net earnings                                           $  (0.01)      $ (0.06)      $       -     $        -
================================================== ============== ============= ============== ==============


See accompanying notes to unaudited interim consolidated financial statements.



INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

----------------------------------------------------- ----------------------------- -----------------------------
                                                         9 months ended Sept 30        3 months ended Sept 30
                                                           2002           2001          2002           2001
----------------------------------------------------- --------------- ------------- ------------- ---------------
Cash provided by (applied to):

Operations:
     Net income (loss) from continuing   operations        $   (167)     $ (1,259)        $  (63)         $  104
     Items not involving cash:
        Depreciation and amortization                          1,238           994           445             359
        Equity loss in equity investees                          334           624           187             111
        Future income taxes                                      130           151            28              61
        Gain on disposal of investment                             -         (411)             -           (203)
        Recovery of previous write down                        (488)             -         (488)               -
        Write down of capital assets                             (1)            28             -              22
        Write down of amounts receivable                         326             -           326               -
     Net change in non-cash working capital items:
        Accounts receivable                                      321           407         (106)            (34)
        Inventories and prepaid expenses                       (681)         (389)         (288)              39
        Accounts payable and accrued liabilities                 110           707           383             361
        Income taxes payable                                   (221)           259         (265)             156
        Other                                                  (202)             -           (2)               -
----------------------------------------------------- --------------- ------------- ------------- ---------------
     Continuing operations                                       699         1,111           157             976
     Discontinued operations (note 6)                            107         (174)          (11)            (68)
----------------------------------------------------- --------------- ------------- ------------- ---------------
                                                                 806           937           146             908
Investing:
     Amounts receivable, net                                      80           595            71              33
     Expenditures on capital assets                          (1,462)       (1,769)         (458)         (1,202)
     Investment in and advances to equity investees            (135)         (803)          (64)           (236)
    (Increase) decrease in restricted cash                       139         (236)           139            (98)
----------------------------------------------------- --------------- ------------- ------------- ---------------
                                                             (1,378)       (2,213)         (312)         (1,503)
Financing:
     Net proceeds from issuance of common shares                   5            56             -              28
     Loans payable                                               834         2,907           538             726
     Repayment of loans and leases payable                     (981)       (1,757)         (264)           (214)
----------------------------------------------------- --------------- ------------- ------------- ---------------
                                                               (142)         1,206           274             540

----------------------------------------------------- --------------- ------------- ------------- ---------------

Increase (decrease) in cash and cash equivalents               (714)          (70)           108             (55)

Cash and cash equivalents, beginning of period                 1,494           933           672             918
----------------------------------------------------- --------------- ------------- ------------- ---------------

Cash and cash equivalents, end of period                     $   780        $  863       $   780         $   863
===================================================== =============== ============= ============== ==============

Supplementary information:
     Interest paid                                           $   573        $  734       $   198         $   301
     Income taxes paid                                         1,083           690           401             179
===================================================== =============== ============= ============== ==============
See accompanying notes to unaudited interim consolidated financial statements


INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Tabular amounts are expressed in thousands of dollars except per share amounts)

Nine months ended September 30, 2002 and 2001

--------------------------------------------------------------------------------

1.   Continuing operations and basis of presentation:

     The consolidated financial statements include the accounts of International Thunderbird Gaming Corporation (the "Company") and its wholly and partially owned subsidiaries. The Company owns a 50% interest in International Thunderbird Gaming (Panama) Corporation ("Thunderbird Panama"), an incorporated joint venture, which operates four casinos in the Republic of Panama. The interest in the joint venture is accounted for in these financial statements under the proportionate consolidation method. All significant intercompany transactions and balances have been eliminated.

     These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses in 2000 and 2001, has a working capital deficiency at September 30, 2002 of $6,319,000 and has received default notices from certain lenders relating to borrowings as at September 30, 2002 (see note 3 - loans payable). However, the Company was successful in October 2002 in entering into "work-outs" with the lenders. The effect of the workouts, which will be reflected in the 2002 audited year end financials, would have reduced the Company's working capital deficiency as of September 30, 2002, from $6,319,000 to $3,756,000.

     During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. The Company filed on August 15, 2002, a NAFTA claim against the Mexico government. Although the Company is committed to pursuing the claim, the Company is also amenable to settling its case if the Mexico government allows the operations to re-open. However, the Mexican government has made no overtures to settle the matter.

     In addition, as at June 30, 2002, and December 31, 2001, Fiesta Casinos Guayana, C.A. ("Fiesta Casinos Guayana"), the Venezuelan company in which the Company has an equity interest, was potentially subjected by the National Casinos, Bingo Parlors and Slot Machines Commission of Venezuela (the "Commission") to penalties and fines because it transferred all its shares to a national financial institution as security, thereby violating certain provisions of the Control of Casinos, Bingo Parlors and Slot Machines Act. On December 21, 2001, in response to Fiesta Casinos Guayana's request for authorization to keep the security in force, the Commission asked the Company to add a clause to the final loan contract stipulating that Fiesta Casinos Guayana must obtain prior authorization from the Commission to proceed to judicial sale or undertake any other legal transaction which implies transfer of ownership of the shares put up as security, initially or as a result of a capital increase by Fiesta Casinos Guayana. Fiesta Casinos Guayana had not made the change in the final loan contract required by the Commission and had not made any provisions in its financial statements at June 30, 2002, and December 31, 2001 for any possible penalties and fines relating to this issue.

1.   Continuing operations and basis of presentation (continued):

     As at September 30, 2002, the issue is moot in that the loan contract has been refinanced, and the violation no longer applies.

     Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During fiscal 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in Panama and refinanced a portion of its debt during the year.

     The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the successful completion of the actions taken or planned, some of which are described above. Management believes that these actions, in conjunction with the expected increase in profits from the Company's investments in Venezuela and Nicaragua, which commenced operations in fiscal 2001, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.

     The financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses, and the balance sheet classifications used.

2.   Significant accounting policies:

     These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's audited annual consolidated financial statements as at and for the year ended December 31, 2001, except as described below. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

     Stock option plans

     Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' new handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 are accounted for using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 5). The adoption of this new standard has resulted in no changes to amounts previously reported. 3. Loans payable:

     As at September 30, 2002, the Company was in default on certain of its debt obligations. Prime Receivables, one of two major creditors, has served the Company with a default notice. The balance owing as of September 30, 2002 was $701,000 (December 31, 2001 - $754,000). The Company also received a default notice on its SBA loan with First International Bank, relating to its discontinued operations through its former subsidiary, Calsino, Inc. The balance owing as of September 30, 2002, was $43,000 (December 31, 2001
     - $47,000). In light of the defaults, the Company has presented the respective debt, in its entirety, as a current liability, rather than maintain the short and long term amounts pursuant to the terms of the respective notes.

     The Company owes its other major creditor, MRG Entertainment $2,204,000 (December 31, 2001 - $2,371,000). Although the Company has met its obligations to MRG, MRG continues to assert that the company is in "technical default" with respect to its financial covenants. As a result, the Company has presented the entire debt as a current liability, rather than reflect the short and long term amounts pursuant to the terms of the note. However, the Company was successful in October 2002 in entering into "work-outs" with the lenders. The effect of the workouts, which will be reflected in the 2002 audited year end financials, will allow the re-classification of $2,563,000 from short term debt to long term debt as of September 30, 2002.

4.   Earnings per share:

     The following weighted average number of shares were used for computation of earnings per share:

-----------------------------------------------------------------------------------------------------------------
                                                   9 months ended Sept 30             3 months ended Sept 30
                                                    2002                2001           2002              2001
-----------------------------------------------------------------------------------------------------------------

Net loss reported                              $       (145)     $     (1,409)     $        (74)     $         94
=================================================================================================================
Weighted average number of common shares
outstanding                                      23,515,024        23,366,492        23,515,868        23,428,082
Effect of dilutive stock options                       --                --                --                --
-----------------------------------------------------------------------------------------------------------------

Weighted average number of diluted common
shares outstanding                               23,515,024        23,366,492        23,515,868        23,428,082
=================================================================================================================

Basic loss per share                           $      (0.01)     $      (0.06)     $       --        $       --
=================================================================================================================

Fully diluted loss per share                   $      (0.01)     $      (0.06)     $       --        $       --
=================================================================================================================


5.   Stock-based compensation:

     The Company applies settlement accounting for recording share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Company's net income and income per share would have been as follows:


    ------------------------------------------------------------------------
                                     9 months ended       3 months ended
                                     Sept 30, 2002        Sept 30, 2002
    ------------------------------------------------------------------------

    Net loss - As reported                ($145)              ($74)

    Net loss - Pro forma                  ($210)              ($127)
    ------------------------------------------------------------------------

    Net loss per common share - As       ($0.01)                Nil
    reported

    Net loss per common share - Pro
    forma                                ($0.01)              ($0.01)
    ------------------------------------------------------------------------


     The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

    ----------------------------------------------------------------------------

                                        9 months ended Sept     3 months ended
                                              30, 2002           Sept 30, 2002
    ----------------------------------------------------------------------------

    Risk-free interest rate                     4.5%                4.5%
    ----------------------------------------------------------------------------

    Annual dividends per share                  Nil                 Nil
    ----------------------------------------------------------------------------

    Expected stock price volatility             70%                 70%
    ----------------------------------------------------------------------------



     The expected lives of the options used in the option pricing model were determined to be equal to the option terms.


6.  Discontinued operations:

     During the year ended December 31, 2000, the Company discontinued the operations of its gaming products business. This operation consisted primarily of the gaming and commercial signage and display businesses, operated through Calsino, Inc. and the sale of gaming machines and the distribution of card shufflers in the United States and Central America.

     The assets of Calsino, Inc. were sold to a third party on September 30, 2000 for proceeds of approximately $266,000, consisting of a note receivable, bearing interest at 15%, with quarterly payments of $20,000 beginning April 15, 2001 and maturing January 15, 2006. The note is secured by an interest in certain assets. The distribution rights to the Quick Draw Shuffler, acquired in 1999, were converted to a royalty interest whereby the Company will receive $500 per machine sold in the United States by the manufacturer. 6. Discontinued operations (continued):

     The amounts included in the balance sheet as at September 30, 2002 relating to the discontinued operations are as follows:

================================================================================
Amounts receivable                                                        $ 408
Accounts payable                                                           (157)
Capital lease obligations                                                   (12)
Loans payable                                                               (43)
Income taxes payable                                                       (291)
                                                                          -----
                                                                          $ (95)
================================================================================


     Revenue and expenses of the gaming products discontinued operations for the nine months ended September 30 were as follows:

============================================================================
                                                           2002        2001
----------------------------------------------------------------------------
Sales                                                      $ --       $ --

Cost of sales and general administrative expenses             59         30
Write down of capital assets                                --          120
Recovery of amounts previously written off                  (150)      --
Depreciation and amortization                               --         --
---------------------------------------------------------------------------
                                                             (91)       150
---------------------------------------------------------------------------

Gain (loss) before income taxes                               91       (150)

Income taxes                                                  69       --
---------------------------------------------------------------------------

Gain (loss) for the period                                 $  22      $(150)
============================================================================

     The cash provided by (used for) discontinued operations for the nine months ended September 30 was as follows:

--------------------------------------------------------------------------------
                                                              2002       2001
--------------------------------------------------------------------------------

Loss from discontinued operations                             $  22      $(150)
Write off of capital assets                                    --          120
Inventories and prepaid expenses                               --         (120)
Income taxes payable                                             65         39
Accounts receivable                                            --         --
Accounts payable and accrued liabilities                         32        (37)
Depreciation and amortization                                  --         --
Other assets                                                   --         --
Repayment of loans and leases payable                           (12)       (26)
--------------------------------------------------------------------------------

                                                              $ 107      $(174)
================================================================================

7.   Segmented information:

     Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments, excluding discontinued operations disclosed in note 6.



----------------------------- ----------- -------------- ------------ ------------- -------------- ------------
Nine months ended                 Panama      Guatemala   California                    Corporate
September 30, 2002                Gaming  video lottery       gaming     Nicaragua      And other        Total
----------------------------- ----------- -------------- ------------ ------------- -------------- ------------
External revenue                 $10,545        $ 1,158          $ -      $  1,499         $   11     $ 13,213
Amortization                         800            193            -            80            165        1,238
Gain (loss) on disposal
   of capital assets                   1              -            -             -              -            1
Income tax expense                   689             38            -            14              -          741
Net income (loss)                  1,194            702            -         (257)        (1,806)        (167)
Segment assets                     6,969          1,387            -           611          4,128       13,095
----------------------------- ----------- -------------- ------------ ------------- -------------- ------------



---------------------------- ------------- -------------- -------------- ----------- -------------- ---------
Nine months ended                  Panama      Guatemala     California                  Corporate
September 30, 2001                 Gaming  video lottery         gaming   Nicaragua      And other     Total
---------------------------- ------------- -------------- -------------- ----------- -------------- ---------
External revenue                  $ 9,938        $ 1,246          $  44      $  887         $   45  $ 12,160
Amortization                          629            205              6          51            103       994
Gain (loss) on disposal
   of capital assets                    8              -              -           -           (36)      (28)
Income tax expense                    780            283              -           -              6     1,069
Net income (loss)                   1,385            647             38       (661)        (2,668)   (1,259)
Segment assets                      7,333          1,920              -         753          4,545    14,551
---------------------------- ------------- -------------- -------------- ----------- -------------- ---------



---------------------------- ------------- -------------- -------------- ----------- -------------- ---------
Three months ended                 Panama      Guatemala     California                  Corporate
September 30, 2002                 Gaming  video lottery         gaming   Nicaragua      And other     Total
---------------------------- ------------- -------------- -------------- ----------- -------------- ---------
External revenue                  $ 3,345          $ 409           $  -      $  498          $   -    $4,252
Amortization                          297             65              -          29             54       445
Gain (loss) on disposal
   of capital assets                    -              -              -           -              -         -
Income tax expense                    148             13              -           4              -       165
Net income (loss)                     262            261              -       (107)          (479)      (63)
Segment assets                      6,969          1,387              -         611          4,128    13,095
---------------------------- ------------- -------------- -------------- ----------- -------------- ---------






7.   Segmented information (continued):


---------------------------- ------------- --------------- ------------- ------------ ------------- ---------
Three months ended                 Panama       Guatemala    California                  Corporate
September 30, 2001                 Gaming   video lottery        gaming    Nicaragua     And other     Total
---------------------------- ------------- --------------- ------------- ------------ ------------- ---------

External revenue                  $ 3,448           $ 465          $  -       $  489         $   -   $ 4,424
Amortization                          219              68             -           27            39       359
Gain (loss) on disposal
   of capital assets                   10               -             -            -          (32)      (22)
Income tax expense                    316             104             -            -             -       420
Net income (loss)                     550             238             -         (71)         (639)        94
Segment assets                      7,333           1,920             -          753         4,545    14,551
---------------------------- ------------- --------------- ------------- ------------ ------------- ---------



Geographic information as at September 30, 2002:

----------------------------- ------------ -------------- ------------- ------------ ------------ -----------
                                   Panama      Guatemala     Nicaragua          USA        Other       Total
----------------------------- ------------ -------------- ------------- ------------ ------------ -----------

Revenue                          $ 10,545        $ 1,158      $  1,499        $  11         $  -     $13,213

Capital assets                      4,502            171           393          210            -       5,276
----------------------------- ------------ -------------- ------------- ------------ ------------ -----------



Geographic information as at September 30, 2001:

----------------------------- ------------ -------------- ------------- ------------ ------------ -----------
                                   Panama      Guatemala     Nicaragua          USA        Other       Total
----------------------------- ------------ -------------- ------------- ------------ ------------ -----------

Revenue                           $ 9,938        $ 1,246        $  887        $  44        $  45    $ 12,160

Capital assets                      2,869            480           502          378          735       4,964
----------------------------- ------------ -------------- ------------- ------------ ------------ -----------


8.   Comparative figures:

     The  comparative   financial  statements  have  been  reclassified,   where
     applicable, to conform with the presentation adopted in the current period.